SUMMARIZED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD Principal assets MCh$ Operational results MCh$ Cash and deposits in banks 1,975,644 Net interest income 2,016,696 Loans and accounts receivables from customers and banks, net 39,591,673 Net fee and commission income 595,831 Loans and accounts receivables from customers at fair value, net 291,586 Result from financial operations 266,345 Financial instruments 9,838,236 Total operating income 2,878,872 Financial derivative contracts 11,140,969 Provision for loan losses (572,772) Other asset ítems 5,256,848 Support expenses (935,666) Total assets 68,094,956 Other results (92,888) Income before tax 1,277,546 Principal liabilities MCh$ Income tax expense (207,934) Deposits and other demand liabilities 14,075,590 Net income for the period 1,069,612 Time deposits and other time liabilities 16,493,783 Issued debt and regulatory capital instruments 10,277,061 Attributable to: Financial derivative contracts 11,500,023 Equity holders of the Bank 1,053,209 Other liabilities ítems 10,908,860 Non-controlling interest 16,403 Total equity 4,839,639 Total liabilities and Equity 68,094,956 Equity attributable to: Equity holders of the Bank 4,719,697 Non-controlling interest 119,942 BANCO SANTANDER-CHILE AND SUBSIDIARIES CONSOLIDATED FINANCIAL INFORMATION As of December 31, 2025 The principal balances and results accumulated for the period ending December 2025 (amounts in millions of Chilean pesos). JONATHAN COVARRUBIAS H. ANDRES TRAUTMANN B. Chief Accounting Officer Chief Executive Officer

B ESTADO DE SITUACIÓN FINANCIERA CONSOLIDADO RESUMIDO ESTADO DE RESULTADOS CONSOLIDADO DEL PERIODO RESUMIDO Principales rubros del activo MM$ Resultados operacionales MM$ Efectivo y depósitos en bancos 1.975.644 Ingresos netos por intereses y reajustes 2.016.696 Créditos y cuentas por cobrar a clientes y bancos 39.591.673 Ingresos netos de comisiones 595.831 Créditos y cuentas por cobrar a clientes a valor razonable 291.586 Resultado de operaciones financieras 266.345 Instrumentos financieros 9.838.236 Total ingresos operacionales 2.878.872 Contratos de derivados financieros 11.140.969 Gasto de pérdidas crediticias (572.772) Otros rubros del activo 5.256.848 Gastos de apoyo (935.666) Total Activos 68.094.956 Otros resultados (92.888) Resultado antes de impuesto 1.277.546 Principales rubros del pasivo MM$ Impuesto a la renta (207.934) Depósitos y otras obligaciones a la vista 14.075.590 Utilidad consolidada del periodo 1.069.612 Depósitos y otras captaciones a plazo 16.493.783 Instrumentos de deuda y capital regulatorio emitidos 10.277.061 Resultado atribuible a: Contratos de derivados financieros 11.500.023 Tenedores patrimoniales del Banco 1.053.209 Otros rubros del pasivo 10.908.860 Interés no controlador 16.403 Total patrimonio 4.839.639 Total Pasivos y Patrimonio 68.094.956 Patrimonio atribuible a: Tenedores patrimoniales del Banco 4.719.697 Interés no controlador 119.942 BANCO SANTANDER-CHILE Y AFILIADAS INFORMACIÓN FINANCIERA CONSOLIDADA Al 31 de Diciembre de 2025 A continuación, se presentan los principales saldos de balance y resultados acumulados por el periodo de cierre de mes de Diciembre de 2025 (cifras en millones de pesos). JONATHAN COVARRUBIAS H. ANDRES TRAUTMANN B. Gerente de Contabilidad Gerente General

IMPORTANT NOTICE The unaudited financial information has been prepared in accordance with the Compendium of Accounting Standards for Banks effective from January 1, 2022 issued by the Financial Market Commission (FMC), The accounting principles issued by the FMC are substantially similar to IFRS but there are some exceptions, The FMC is the banking industry regulator according to article 2 of the General Banking Law, which by General Regulation establishes the accounting principles to be used by the banking industry, For those principles not covered by the Compendium of Accounting Standards for Banks, banks can use generally accepted accounting principles issued by the Chilean Accountant’s Association AG which coincide with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), If discrepancies exist between the accounting principles issued by the FMC (Compendium of Accounting Standards for Banks) and IFRS the Compendium of Accounting Standards for Banks will take precedence, ¿Qué podemos hacer por ti hoy?